111 Huntington Avenue, Boston, Massachusetts  02199
Phone 617-954-4340 / Fax 617-954-7723

                                     January 21, 2014

VIA EDGAR (as Correspondence)
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:  Filings of Forms N-CSR, Forms N-Q, Forms N-PX, and Forms N-SAR for MFS Series Trust I (File Nos. 33-7638; 811-4777), MFS Series Trust II (File Nos. 33-7637; 811-4775), MFS Series Trust III (File Nos. 2-60491; 811-2794), MFS Series Trust IV (File Nos. 2-54607; 811-2594), MFS Series Trust V (File Nos. 2-38613; 811-2031), MFS Series Trust VI (File Nos. 33-34502; 811-6102), MFS Series Trust VII (File Nos. 2-68918; 811-3090), MFS Series Trust VIII (File Nos. 33-37972; 811-5262), MFS Series Trust IX (File Nos. 2-50409, 811-2464), MFS Series Trust X (File Nos. 33-1657; 811-4492), MFS Series Trust XI (File Nos. 33-68310; 811-7992), MFS Series Trust XII (File Nos. 333-126328; 811-21780), MFS Series Trust XIII (File Nos. 2-74959; 811-3327); MFS Series Trust XIV (File No. 811-22033), MFS Series Trust XV (File Nos. 2-96738; 811-4253),  MFS Series Trust XVI (File Nos. 2-36431; 811-2032), Massachusetts Investors Growth Stock Fund (File Nos. 2-14677; 811-859), Massachusetts Investors Trust (File Nos. 2-11401; 811-203), MFS California Municipal Fund (File Nos. 333-84993; 811-9537), MFS Charter Income Trust (File Nos. 33-29012; 811-5822), MFS Government Markets Income Trust (File Nos. 33-12945; 811-5078), MFS High Income Municipal Trust (File Nos. 333-81129; 811-5754), MFS High Yield Municipal Trust (File Nos. 33-77261; 811-4922), MFS InterMarket Income Trust I (File Nos. 33-30179; 811-5851), MFS Intermediate High Income Fund (File Nos. 333-85901; 811-5567), MFS Intermediate Income Trust (File Nos. 33-19364; 811-5440), MFS Investment Grade Municipal Trust (File Nos. 333-81131; 811-5785), MFS Multimarket Income Trust (File Nos. 33-11246; 811-4975), MFS Municipal Income Trust (File Nos. 33-8850; 811-4841), MFS Special Value Trust (File Nos. 33-31346; 811-5912), MFS Municipal Series Trust (File Nos. 2-92915; 811-4096) and MFS Institutional Trust (File Nos. 33-37615; 811-6174) (collectively, the “Registrants”)

Ladies and Gentlemen:

On behalf of the Registrants, this letter sets forth our responses to your comments on the above-referenced filings filed by the Registrants on or before November 5, 2013.

General

1. Comment:	Please file a letter with “Tandy” representations in connection with the comment process for the above-referenced filings.

Securities and Exchange Commission
January 21, 2014

Response:	As requested, in connection with the filings of the above-referenced filings, we acknowledge the following:

(i)	the comment process with the SEC or its Staff, acting pursuant to delegated authority, does not foreclose the SEC from taking any action with respect to the filings;

(ii)
the comment process with the SEC or its Staff, acting pursuant to delegated authority, does not relieve the Trusts from their full responsibility for the adequacy and accuracy of the disclosure in the filings; and

(iii)
the Trusts may not assert the comment process with the SEC or its Staff in connection with the preliminary filings as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

The Registrants note that, as indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed.

Amended Filings

Amended Forms N-SAR

2. Comment:	Please explain why the following amended filings were made. In the future, please include a cover sheet or explanatory paragraph detailing the reason for the amended filing.

Registrant (File No.)	Form	Original Filing Date	Amended Filing Date
MFS Series Trust I (811-04777)	NSAR-B	10/29/2013	10/29/2013
MFS Institutional Trust (811-06174)	NSAR-B	8/28/2012	8/29/2012
	NSAR-A	2/28/2012	8/29/2012
MFS Intermediate Income Trust (811-05440)	NSAR-B/A	12/28/2010	1/28/2011
MFS Municipal Income Trust (811-04841)	NSAR-B/A	12/22/2010	1/28/2011

Securities and Exchange Commission
January 21, 2014

MFS High Income Municipal Trust (811-05754)	N-SAR-B	1/25/2011	2 filings on 1/28/2011
MFS Municipal Income Trust (811-04841)	NSAR-B/A	12/27/2012	1/28/2013
MFS Series Trust V (811-02031)	NSAR-B/A	11/25/2009	1/14/2010

Response:
Please see the following chart for an explanation for each amended filing.  We will provide an explanation for any future amendment as an exhibit under Item 77 of Form N-SAR for any amended Form N-SAR filings, as there is not a cover page to Form N-SAR.

Registrant (File No.)	Form	Original Filing Date	Amended Filing Date	Reason for Amended Filing
MFS Series Trust I (811-04777)	NSAR-B	10/29/2013	10/29/2013
Within the amended filing, a document included under Exhibit 77Q3 explains the amendment.  The data included in this filing was unchanged within the amended filing. When submitting the original filing, the user checked the box for a series of the Trust that had not yet commenced operations. When submitting the amended filing, the box for that series was unchecked.

MFS Institutional Trust (811-06174)	NSAR-B	8/28/2012	8/29/2012
Within the amended filings, a document included under Exhibit 77Q3 specifies the data that was changed. The original filings incorrectly included a 'Yes' response to Item 55B regarding the series' holdings of bank loans exceeding 1% of net assets. This response was corrected to 'No'.

	NSAR-A	2/28/2012	8/29/2012
MFS Intermediate Income Trust (811-05440)	NSAR-B/A	12/28/2010	1/28/2011
Within the amended filings, a document included under Exhibit 77Q1 specifies the data that was changed. The original filings overstated brokerage commissions due to commissions on futures being double counted during the preparation of the filing. The brokerage commissions were corrected for Items 20 and 21 within the amended filings.

MFS Municipal Income Trust (811-04841)	NSAR-B/A	12/22/2010	1/28/2011
MFS High Income Municipal Trust (811-05754)	N-SAR-B	1/25/2011	2 filings on 1/28/2011
MFS Municipal Income Trust (811-04841)	NSAR-B/A	12/27/2012	1/28/2013
Within the amended filing, a document included under Exhibit 77Q1 states that a revised exhibit has been included. The original filing contained minor formatting issues caused by the EDGARization process such as incorrect placement of table headers. These formatting issues were corrected in the amended filing.

Securities and Exchange Commission
January 21, 2014

MFS Series Trust V (811-02031)	NSAR-B/A	11/25/2009	1/14/2010
The original filings incorrectly reflected the top ten principals with whom the registrant executed portfolio transactions and, therefore, the amounts of transactions with the top ten principals under Items 22 and 23. The amended filing reflected the corrected top ten principals and amounts of transactions.

Amended Form N-CSR for the period ended February 28, 2013 of MFS Series Trust XIII filed on June 20, 2013 ("Trust XIII's Amended Form N-CSR") on behalf of MFS Global Real Estate Fund ("GRE")

3. Comment:
Please explain in your response (i) any corrective actions undertaken by MFS as a result of the identification of the error noted in the explanatory note on the cover page of Trust XIII's Amended Form N-CSR,  (ii) whether GRE's restated financial statements were mailed to affected shareholders, and (iii) why the Report of Independent Public Accounting Firm, Ernst & Young LLP ("E&Y"), filed in Trust XIII's Amended Form N-CSR did not include a clarification on the Registrant's internal controls over financial reporting.

Response:
(i) Based on MFS' review of the error, we concluded that the control environment was sufficiently designed.  While an error occurred, this error did not result in a material misstatement of key accounts and was ultimately identified through our control environment.  Additionally, there were other mitigating controls in place that would have identified the error prior to the release of the financial statements, had the amounts been consequential.  Therefore, the likelihood of a material misstatement in the financial statements was remote.  While we do not believe there was a material weakness in the control environment, there was a deficiency in the operation of a control that led to the need to correct an immaterial error.  Although the overall design of controls was adequate, MFS identified a number of immaterial enhancements that have been incorporated in the control environment.

(ii) GRE shares are held only by other MFS funds.  Those MFS funds received GRE's restated financial statements through notice to the officers of such funds and therefore a mailing was not necessary.

(iii) Pursuant to MFS' discussions with E&Y, E&Y have communicated that they are only required to modify the Form N-CSR letter if the control deficiency is characterized as a material weakness. They concluded that the deficiency was a significant deficiency, and not a material weakness, and the matter was reported as such to management and the funds' Audit Committee.

Forms N-CSR

Item 4

4. Comment:
Please consider including a more detailed description of the nature of the services provided by the Registrants' principal accountants comprising "Audit-Related Fees," "Tax Fees," and "All Other Fees" disclosed in Item 4 of Form N-CSR in future filings.

Securities and Exchange Commission
January 21, 2014

Response:
We have reviewed the requirements of Item 4 of Form N-CSR and believe that the descriptions of the services provided by the accountants under each category of fees comply with the requirements and are sufficiently detailed, descriptive and informative.  We therefore respectfully decline to change the disclosure approach.

5. Comment:	Please explain in your response the restatement of certain auditor fees of certain Registrants for the prior fiscal year end.

Response:
The restatements of certain auditor fees of certain Registrants for the prior fiscal year end were typically for changes in the amount of aggregate fees for non-audit services paid by MFS and related parties and not auditor fees incurred by the funds.  These restatements were typically caused by the timing of receipt of invoices, or because a recipient of the services had previously been incorrectly treated as an entity for which fees billed by the accountants are required to be disclosed pursuant to Item 4(g).

Item 1 - Shareholder Reports of Funds invested in securities rated by a nationally recognized statistical rating organization ("NRSRO"):  "Portfolio Composition"

6. Comment:
With respect to the "Portfolio Composition" page of an applicable fund's shareholder reports, please explain in your response MFS' basis for using a hierarchical methodology for assigning ratings to securities held by a fund ("Ratings Methodology") in light of Item 27(d)(2) of Form N-1A and the instructions to Item 24 of Form N-2.

Response:	Currently, the funds that depict their portfolio holdings by credit quality on the "Portfolio Composition" page use the following Ratings Methodology:

For all securities other than those specifically described below, ratings are assigned to underlying securities utilizing ratings from Moody’s, Fitch, and Standard & Poor’s rating agencies and applying the following hierarchy: If all three agencies provide a rating, the middle rating (after dropping the highest and lowest ratings) is assigned; if two of the three agencies rate a security, the lower of the two is assigned. Ratings are shown in the S&P and Fitch scale (e.g., AAA). Securities rated BBB or higher are considered investment grade. All ratings are subject to change. Not Rated includes fixed income securities, including fixed income futures contracts, which have not been rated by any rating agency. Non-Fixed Income includes equity securities (including convertible bonds and equity derivatives) and commodities. Cash & Other includes cash, other assets less liabilities, offsets to derivative positions, and short-term securities. The fund may not hold all of these instruments. The fund is not rated by these agencies.

Securities and Exchange Commission
January 21, 2014

We believe that the intent of the provision requiring the use of the ratings of one NRSRO when depicting the credit quality of a fund's portfolio was to limit the ability of a fund to "cherry pick" ratings.  MFS believes that the Ratings Methodology described above is reasonable, objective, and does not give MFS the ability to "cherry pick" ratings.

We further note that if the funds do not use a hierarchical ratings methodology, the number of unrated securities would increase, thereby rendering the depiction of a fund's portfolio holdings by credit quality unhelpful and confusing.

We also note that with Release No. 33-9506, dated December 27, 2013, the SEC adopted amendments to Form N-1A and Form N-2 that eliminate the requirement that a fund use one NRSRO when depicting the credit quality of its holdings in shareholder reports.  MFS believes that our current disclosure complies with the amended Forms.

Item 1-Annual Shareholder Reports for the period ended July 31, 2013, of MFS Emerging Markets Debt Fund ("EMD") and of MFS Emerging Markets Debt Local Currency Fund ("EML"):  "Management Review"

7. Comment:
Please explain in your response why the impact of the use of derivative instruments was not discussed in the "Management Review" section of the above-referenced reports for the above-referenced period. If the processes MFS uses to determine the factors that materially affected a fund's performance supports the exclusion of such a discussion for EMD and EML, please explain MFS' processes.

Response:
When describing the factors that materially affected its performance during the reporting period as provided by Item 27(b)(7), each MFS fund  uses attribution reports generated by third-party vendor models that assess the fund's portfolio relative to the fund's performance benchmark. The process for using these attribution reports will vary depending on the type of fund. For example, for MFS equity funds the attribution reports are used to identify top contributors to, and top detractors from, the fund's performance, both at the sector and individual security level. These top contributors and detractors are then discussed in the "Management Review" section of the shareholder reports.  For MFS fixed income funds, the attribution reports are used to analyze how certain types of portfolio securities and certain factors (such as credit quality, duration, yield, and currency) contributed to the fund's performance relative to its performance benchmark.  If the use of a derivative is deemed to have had a material impact on a fund's performance, such use would typically be discussed in the fund's "Management Review" section unless we believed that such a discussion could potentially confuse shareholders.

Securities and Exchange Commission
January 21, 2014

With respect to the aforementioned report for EMD, derivative instruments did not have a material impact on the performance of the fund during the reporting period. With respect to the aforementioned report for EML, currency forwards did have a significant impact on the fund's performance. As we discussed in the "Management Review" section, the fund's currency exposure was a primary source of the fund's underperformance. By reducing the negative impact of the fund's currency exposure, the fund's use of currency forwards offset the negative impact of the fund's currency exposure.  When discussing factors, such as currency exposure, in the "Management Review" section that detract from relative performance, we generally do not discuss the remedial impact of any position affecting that factor, including derivative instruments.

Item 1-Annual Shareholder Report for the period ended February 28, 2013, of MFS Government Securities Fund ("MGS"):  "Portfolio of Investments"

8. Comment:
According to the portfolio of investments section of MGS' financial statements for the annual period ended February 28, 2013, MGS had invested approximately 22.6% of its net assets in the MFS Institutional Money Market Portfolio ("IMM").  Please discuss in your response whether such investment in IMM is in accordance with MGS' investment objective and principal investment strategies.

Response:
As of February 28, 2013, the fund's investment in IMM was primarily the result of cash being held to cover TBA purchase commitments for Fannie Mae, Freddie Mac and Ginnie Mae, which represented approximately 17% of the fund's net assets as of February 28, 2013.

Item 1 - Annual Shareholder Reports of Funds that changed "broad-based securities market index":  "Performance Summary"

9. Comment:
In future filings, when discussing the reason for a change in the "broad-based securities market index" utilized by a fund in the footnotes to the fund's "Total Returns" table, please consider discussing the reason for the change with greater specificity, as provided in the instructions to Item 27(b)(7) of Form N-1A.

Response:
We have reviewed the instructions to Item 27(b)(7) of Form N-1A and believe the explanation that the funds provide as to the reason for a change in a benchmark is consistent with Form N-1A.  Therefore, we respectfully decline to change the disclosure approach.

Item 1-Annual Shareholder Report for the period ended October 31, 2012 of MFS Intermediate Income Trust ("MIN"):  "Performance Summary"

10. Comment:
Please discuss in your responses the use by MIN of a government bond index as an "appropriate broad-based securities market index" in light of the holdings disclosed in the portfolio of investments section of the fund's financial statements for the period ended October 31, 2012.

Securities and Exchange Commission
January 21, 2014

Response:
As noted in MIN's annual shareholder report for the period ended October 31, 2013, effective April 1, 2013, the Barclays Intermediate U.S. Government/Credit Bond Index replaced the Barclays Intermediate U.S. Government Bond Index as the primary fund benchmark and as a component to the MFS Intermediate Income Trust Blended Index, which as of October 31, 2013, was comprised of 75% Barclays Intermediate U.S. Government/Credit Bond Index and 25% JPMorgan Global Government Bond Index ex U.S. (Hedged).  The Barclays Intermediate U.S. Government/Credit Bond Index is a market capitalization weighted index that measures the performance of investment grade debt obligations of the U.S. Treasury and U.S. government agencies, as well as U.S. corporate and foreign debentures and secured notes, with maturity from 1 year up to (but not including) 10 years.  MFS believes the new benchmarks better reflect the investment policies and strategies of the fund, which combines both government and non-government securities.

As of October 31, 2013, the JPMorgan Global Government Bond Index ex U.S. (Hedged) continued to be disclosed as an additional broad-based index of the fund, as MFS believes that the index provides context to the shareholder with respect to the fund's holdings in sovereign debt obligations.

Item 1- Annual Shareholder Reports for the period ended March 31, 2013 of MFS Arkansas Municipal Bond Fund (“MAR”) and of MFS Maryland Municipal Bond Fund (“MMD”):  "Management Review"

11. Comment:
According to the portfolio of investments section of the financial statements for the above-referenced period of the above-referenced funds, each fund invested in municipal instruments not issued by municipal issuers of the State of Arkansas or the State of Maryland, respectively.  Please explain the process by which you determined whether the performance of such municipal instruments was a factor that materially affected either fund's performance period.

Response:
As set forth above in the response to Comment No. 7, when describing the factors that materially affected its performance during the reporting period as provided by Item 27(b)(7), each MFS fund uses attribution reports generated by third-party vendor models that assess the fund's portfolio relative to the fund's performance benchmark.  For MFS municipal funds, the attribution reports are used to analyze certain factors (such as credit quality, duration and sector allocation) that contributed to the fund's performance relative to its performance benchmark.  The factors that we analyze in the attribution reports are typically chosen based on the factors that are the primary focus of the portfolio managers in managing the fund during the period of the shareholder report. For the aforementioned reporting period, the portfolio management team for MAR and MMD primarily focused on duration, security type, credit quality and sector allocation in managing the funds. Currently, the portfolio management team for MAR and MMD also considers the jurisdiction of the issuer.    We therefore will add jurisdiction of the issuer as an additional parameter to be analyzed by the attribution reports, and if the performance of issuers within an identified jurisdiction (other than municipal issuers within the named state) materially impacted the fund's performance relative to the fund's performance benchmark, we will consider including a discussion of such impact in the "Management Review" section unless we believe that such a discussion will be unhelpful or confusing to shareholders.

Securities and Exchange Commission
January 21, 2014

Item 1- Annual Shareholder Reports for the period ended October 31, 2012 of MFS Municipal Income Trust ("MFM") and for the period ended November 30, 2012 of MFS California Municipal Fund ("CCA"), MFS High Income Municipal Trust ("CXE"), MFS High Yield Municipal Trust ("CMU"), and MFS Investment Grade Municipal Trust ("CXH"):  "Management Review"

12. Comment:
During the reporting period for the above-referenced funds, each fund issued a private placement of variable rate municipal term preferred shares and used the proceeds to repurchase substantially all of the fund's auction rate preferred shares. If this occurs in the future, please consider providing a more detailed discussion in the "Management Review" section of the fund's shareholder report of how the tender and repurchase benefit shareholders.

Response:
We believe that the descriptions of the impact to shareholders from the repurchase of a fund's auction rate preferred shares in the above-reference reports are sufficiently detailed, descriptive and informative.  In addition to identifying the repurchase of a fund's auction rate preferred shares in the fund's "Management Review" section, the impact was also disclosed in a footnote to the fund's "Performance Summary" and in the fund's financial statements, including Note 8 to the financial statements.

Item 1-Shareholder Reports for Open-End Funds:  "Expense Table"

13. Comment:
In future filings, please explicitly state the actual number of days used to calculate "Expenses Paid During Period" for a fund in the footnote to the fund's "Expense Table" that describes the methodology for calculating the dollar amount of expenses.

Response:	The requested disclosure will be made beginning with shareholder reports for the period ended February 28, 2014.

Item 1- Shareholder Reports for Open-End Funds with modifications to expense arrangements:  "Expense Table"

14. Comment:	Please do not include footnotes to the table regarding an increase or decrease in a fund's expenses in the future unless such increase or decrease occurred during the reporting period.

Securities and Exchange Commission
January 21, 2014

Response:	Instruction 2(c)(ii) to Item 27(d)(1) of Form N-1A provides that:

[i]f there have been any increases or decreases in Fund expenses that occurred during the Fund’s most recent fiscal half-year (or that have occurred or are expected to occur during the current fiscal year) that would have materially affected the information in the Example had those changes been in place throughout the most recent fiscal half-year, restate in a footnote to the Example the expense information using the current fees as if they had been in effect throughout the entire most recent fiscal half-year. (Emphasis added)

In semi-annual reports, we disclose any expense modifications that are expected to occur during the second-half of the current fiscal year in accordance with this instruction. Although not technically required by the instruction, we also disclose any expense modification of which the fund is aware that is expected to occur in the fiscal year following the fiscal year of the report because we believe that this information will be helpful to shareholders.   We are unaware of any requirement that prohibits a fund from disclosing this information. We therefore respectfully decline to eliminate these footnotes in future filings.

Item 1-Shareholder Reports of Funds that hold payment-in-kind securities: "Portfolio of Investments"

15. Comment:
Please consider disclosing in the portfolio of investments section of a fund's financial statements the portion of interest or dividend payment by a payment-in-kind security that is in cash and the portion that is in-kind.

Response:	The requested disclosure will be made beginning with shareholder reports for the period ended February 28, 2014.

Item 1-Shareholder Reports of Funds invested in securities with a specific maturity/termination date: "Portfolio of Investments"

16. Comment:
Please consider disclosing in the portfolio of investments section of future filings of a fund's financial statements the full date on which a debt instrument is scheduled to mature (i.e. the month, day, and year).

Response:	The requested disclosure will be made beginning with shareholder reports for the period ended February 28, 2014.

Item 1-Shareholder Reports of Funds that have entered into index-based swap transactions: "Portfolio of Investments"

Securities and Exchange Commission
January 21, 2014

17. Comment:
Please consider enhancing the disclosure in future filings regarding any index applicable to a swap position in the portfolio of investments section of a fund's financial statements and in the related notes to financial statements by including the full name of the related index.

Response:	Beginning with shareholder reports for the period ended February 28, 2014, the full name of the index on which a swap transaction is based will be disclosed.

Item 1-Annual Shareholder Reports of Funds that hold debt issued by Brazos River Authority, TX, Pollution Control Rev. (TXU Energy Co. LLC) ("Brazos River")

18. Comment:	Why was the debt issued by Brazos River, which was held by certain funds at their respective period ends, not identified as "in default" in the funds' portfolios of investments?

Response:
The debt issued by Brazos River was not disclosed as being in default by any fund because as of the applicable period ends to which the portfolio of investments relates for the funds the security had not missed an interest and/or scheduled principal payment.

Item 1- Shareholder Reports of Funds that undertake securities lending:  "Statement of Operations" and "Notes to Financial Statements, Note 2-Significant Accounting Policies, Security Loans"

19. Comment:
Please consider disclosing in future filings either the amount of income generated by a fund from securities lending separately from investment income in the fund's statement of operations or in Note 2 to the fund's financial statements the amount of securities lending income that is included in "Interest" income in the statement of operations.

Response:
We have reviewed the requirements of Regulation S-X and believe the current disclosure complies with the requirements.  Securities lending income of a fund in excess of 5% of investment income is separately reported in the fund's statement of operations.  We believe that this 5% materiality threshold is reasonable and that separately disclosing immaterial amounts would be unhelpful to, and may potentially confuse shareholders.  We therefore respectfully decline to change the disclosure approach.

Item 1- Shareholder Reports of Open-End Funds with a return of capital distributions

20. Comment:	Please explain in your responses how MFS notifies open-end fund shareholders of returns of capital through distributions, if applicable.

Response:
Consistent with Rule 19a-1 of the Investment Company Act of 1940, MFS currently provides a written source card accompanying the dividend payment or confirmation of reinvestment indicating the source of the distribution if from a source other than net investment income determined under good accounting practice (generally referred to as generally accepted accounting principles).  Additionally, shareholders receive a Form 1099-DIV at the end of each calendar year reporting distributions including any distributions from tax return of capital.  MFS is currently considering sending the source card electronically to shareholders.

Securities and Exchange Commission
January 21, 2014

Item 1- Shareholder Reports of Closed-End Funds with preferred shares outstanding:  "Statement of Changes to Net Assets" and "Financial Highlights"

21. Comment:
Please confirm in your responses that the description of the nature of an MFS closed-end fund's distributions stated on the "Financial Highlights" pursuant to Item 4 of Form N-2 conforms to the description of the fund's distributions in its statement of changes in net assets.

Response:	We confirm.

Item 1- Shareholder Reports:  "Notes to Financial Statement, Note (1)-Business and Organization"

22. Comment:
In Note 1 of a fund's "Notes to Financial Statements," please consider disclosing in future filings whether a fund is "diversified company" or a "non-diversified company," each as defined in Section 5 of the Investment Company Act of 1940, as amended.

Response:	The requested disclosure will be made beginning with shareholder reports for the period ended February 28, 2014.

Item 1- Shareholder Reports: "Notes to Financial Statement, Note (2)"

23. Comment:
In a fund's "Notes to Financial Statements," please consider disclosing in future filings adjustments made pursuant to AICPA Statement of Position No. 93-2, Determination, Disclosure, and Financial Statement Presentation of Income, Capital Gain, and Return of Capital Distributions by Investment Companies ("ROCSOP").

Response:
We have reviewed the applicable requirements of ROCSOP and are unaware of any requirements to disclose the adjustments.  Because we do not think such disclosure would be helpful to shareholders, we respectfully decline to add this disclosure.

Item 1- Shareholder Reports of Funds that utilized certain derivative instruments:  "Notes to Financial Statement, Note (2)-Significant Accounting Policies, Derivatives"

Securities and Exchange Commission
January 21, 2014

24. Comment:
Please avoid "boiler plate" language when disclosing the purposes for a fund's use of derivative instruments during the fiscal period in the "Derivatives" section of Note 2, Significant Accounting Policies, of the fund pursuant to FASB Accounting Standards Codification ("ASC") Topic 815, Derivatives and Hedging ("ASC 815").

Response:	We have reviewed the requirements of ASC 815 and believe the funds' current disclosure complies with the requirements. We therefore respectfully decline to change the disclosure approach.

25. Comment:
Please explain in your responses how a fund's disclosure in the "Derivatives" section of Note 2, Significant Accounting Policies, of the fund complies with the requirements of ASC 815 to disclose the volume of derivative activity.

Response:
We have reviewed the requirements of ASC 815 and believe the funds' disclosure complies with the requirements.  If derivative activity for a fund measured by both the absolute market value of derivative positions as a percentage of net assets and the level of change in the notional amount of positions held during the period falls below certain thresholds, then the fund's disclosure includes a statement that the period end derivative instruments positions are indicative of the volume during the period. If the derivative activity for the fund exceeds the thresholds, then the disclosure includes the average notional amount outstanding during the period for each derivative type.

Item 1- Shareholder Reports of Funds with net assets in each fair value hierarchy "level":  "Notes to Financial Statement, Note (2)-Significant Accounting Policies, Investment Valuations" and "Portfolio of Investments"

26. Comment:
When a fund indicates in Note 2 of the fund's "Notes to Financial Statements" that it holds net assets categorized in each "level" of the fair value hierarchy described in Note 2, please consider categorizing the net assets in both Note 2 and the portfolio of investments using identical criteria in future filings.

Response:
We have reviewed the requirements of Regulation S-X and ASC Topic 820, Fair Value Measurements and Disclosures, ("ASC 820") and believe that our current practices with respect to the portfolio of investments and fair valuation disclosure of Note 2 comply with the requirements.  With respect to a fund's portfolio of investments, we currently use categories prescribed by Regulation S-X.  With respect to Note 2, we currently categorize the fair value hierarchy table to align with the drivers impacting valuation (for example, global equity funds categorize the table by country).  We believe that this categorization is more relevant to shareholders for purposes of discussing fair valuation.  In addition, the portfolio of investments and the fair value hierarchy table can be reconciled by broad-based security type categories.  We therefore respectfully decline to change the disclosure approach.

Securities and Exchange Commission
January 21, 2014

Item 1- Shareholder Reports of Funds-of-Funds:  "Notes to Financial Statement, Note (2)-Significant Accounting Policies, Investment Valuations"

27. Comment:
Please consider adding in Note 2 to the financial statements of funds that invest primarily in other MFS funds (each a "fund-of-funds" and together the "funds-of-funds") under the table that sets forth the net assets of the fund by fair value hierarchy category disclosure in future filings recommending that shareholders of the fund review the fair value hierarchy information in Note 2 to the financial statements for the most recent semiannual period end of each of funds in which the fund-of-funds invests.

Response:	The requested disclosure will be made beginning with shareholder reports for the period ended February 28, 2014.

Item 1- Shareholder Reports of Funds:  "Notes to Financial Statement, Note (2)-Significant Accounting Policies, Tax Matters and Distributions"

28. Comment:
Please consider stating in future filings a conclusion on the likelihood of uncertain tax positions impacting a fund's financial statements under "Tax Matters and Distributions" in Note 2 to each fund's "Notes to Financial Statements."

Response:	The requested disclosure will be made beginning with shareholder reports for the period ended February 28, 2014.

Item 1- Shareholder Reports of Funds with expense limitation arrangements:  "Notes to Financial Statement, Note (3)-Transactions with Affiliates, Investment Adviser"

29. Comment:	Please explain in your responses whether any expenses reimbursed to a fund pursuant to an expense limitation arrangements between the fund and MFS, are subject to recapture by MFS.

Response:	Expenses reimbursed to a fund pursuant to annual expense limitation arrangements between the fund and MFS are not subject to a recapture agreement or similar arrangement.

Item 1- Shareholder Reports of Funds-of-Funds with expense limitation arrangements:  "Notes to Financial Statement, Note (3) - Transactions with Affiliates, Investment Adviser"

30. Comment:
Please explain in your responses whether the expenses of funds in which a fund-of-funds invests (each an "underlying fund", and together, the "underlying funds") are excluded from any expense limitation arrangements between a fund-of-funds and MFS.

Response:
Expenses of the underlying funds in which the MFS funds-of-funds invest are excluded from any expense limitation agreement between MFS and the MFS fund-of- funds. As described in Note 3, pursuant to these agreements, MFS pays a portion of the fund's operating expenses, exclusive of certain expenses, which includes investment-related expenses.  "Investment-related expenses" include "fees and expenses associated with investments in investment companies and similar investment vehicles" as explicitly noted in the funds' prospectuses.

Securities and Exchange Commission
January 21, 2014

Item 1- Shareholder Reports of Funds with a management fee waiver based on MFS Fund family asset levels:  "Notes to Financial Statement, Note (3) - Transactions with Affiliates, Investment Adviser"

31. Comment:
Note 3 to the financial statements of certain funds states that "[e]ffective April 1, 2013, MFS has agreed in writing to reduce its management fee by a specified amount if certain MFS mutual fund assets exceed thresholds agreed to by MFS and the fund’s Board of Trustees."  The note then discloses the dollar amount of the reduction, if any, which is shown as a reduction of total expenses in the Statement of Operations.

Please consider disclosing in future filings the rate of the fee reduction based on average daily net assets and the thresholds used to determine whether the fee waiver becomes operative.

Response:
We have reviewed the requirements of Regulation S-X and believe that the current disclosure as presented provides sufficient information to the shareholder about the additional management fee waiver and impact to the specific fund.  We note that the effective management fee of a fund reflects the impact of any effective waiver, including this waiver.  We believe that disclosure of the rates and thresholds agreed to by a fund’s Board of Trustees have no context as they are based on complex wide thresholds, are not relevant to any specific fund, and would be confusing and unhelpful to shareholders.  We therefore respectfully decline to change the disclosure approach.

Item 1- Shareholder Reports of certain Underlying Funds:  "Notes to Financial Statement, Note (3) - Transactions with Affiliates, Shareholder Servicing Agent"

32. Comment:	Note 3 to the financial statements of certain funds in which the funds-of-funds invest states:

Under a Special Servicing Agreement among MFS, each MFS Fund which invests in other MFS Funds (“Fund-of-Funds”) and certain underlying Funds in which a MFS Fund-of-Funds invests (“Underlying Funds”), each Underlying Fund may pay a portion of each Fund-of-Funds’ transfer agent-related expenses, including sub-accounting fees payable to financial intermediaries, ("Pass Through Expenses") to the extent such payments do not exceed the benefits realized or expected to be realized by the Underlying Fund from the investment in the Underlying Fund by the Fund-of-Fund.

Securities and Exchange Commission
January 21, 2014

Please explain in your responses how the arrangement is monitored.

Response:
On February 13, 2007, the SEC issued an order under the Investment Company Act of 1940, as amended, Release No. 27698, authorizing certain MFS funds-of-funds to pass through to certain underlying MFS funds a ratable share of Pass Through Expenses that the relevant fund-of-funds incurs. Among other conditions, the SEC Order requires that the funds' Board of Trustees determines that the amount that each underlying fund pays on behalf of the funds-of-funds does not exceed the amount of benefits realized or expected to be realized by the underlying fund from the funds-of-funds' investment in the underlying fund as a condition to authorizing payment of Pass Through Expenses.  Annually, the Board receives a report from MFS regarding expenses incurred during the current calendar year and, subject to the conditions of the SEC Order, authorizes certain underlying funds to pay a ratable share of Pass Through Expenses that the relevant funds-of-funds expect to incur for the next calendar year, as required by the Order.

Item 1- Shareholder Reports of Funds that pay a fee pursuant to the Administrative Services Agreement between MFS and each Registrant:  "Notes to Financial Statement, Note (3) - Transactions with Affiliates, Administrator"

33. Comment:	Note 3 to the financial statements of certain funds states:

MFS provides certain financial, legal, shareholder communications, compliance, and other administrative services to the fund. Under an administrative services agreement, the fund partially reimburses MFS the costs incurred to provide these services. The fund is charged an annual fixed amount of $17,500 plus a fee based on average daily net assets.

Please consider disclosing in future filings the rate of the fee that is based on average daily net assets because the administrator, MFS, is a related party.

Response:
We have reviewed the requirements of Regulation S-X and we believe the current disclosure as presented provides the required information.  The current disclosure provides the annual effective rate as a percentage of average daily net assets.  We therefore respectfully decline to change the disclosure approach.

Item 1- Annual Shareholder Reports of Closed-End Funds with a Gross Income Component to the Fund's Investment Advisory Fee:  "Notes to Financial Statement, Note (3) - Transactions with Affiliates, Investment Adviser"

Securities and Exchange Commission
January 21, 2014

34. Comment:
Please explain in your responses MFS' basis for calculating "gross income" based on tax elections when determining a fund's investment advisory fee as disclosed in Note 3 to the fund's financial statements in light of the investment advisory agreement between each fund and MFS, as filed on EDGAR, which does not specifically provide for a methodology of calculation for "gross income."

Response:
Since the first MFS closed-end fund commenced investment operations in 1986, MFS has calculated "gross income" based on tax elections.  The methodology for calculating "gross income" is not specifically provided for in the investment advisory agreements between each applicable closed-end fund and MFS, other than by a parenthetical that differs among the funds.

Prior to 2001, the taxable bond funds accreted market discount and the tax-exempt funds amortized premium for both book and tax purposes.  In August 2001, the financial accounting rules changed and the funds adopted the required provisions of the American Institute of Certified Public Accountants Audit and Accounting Guide for Investment Companies, which provided for amortizing and accreting all premiums and discounts, respectively, on debt securities for book purposes.  As a result, book income and tax income began to differ primarily as a result of the amortization of premium for taxable funds, which decreases income for book purposes, and the accretion of market discount for tax-exempt funds, which increases income for book purposes.  However, MFS continued to calculate "gross income" based on tax elections for purposes of determining the investment advisory fee for each fund, as disclosed in Note 3 to each fund's financial statements.

Item 1- Annual Shareholder Reports for the period ended October 31, 2012 of MFS Municipal Income Trust ("MFM"):  "Notes to Financial Statement, Note (3) - Transactions with Affiliates, Investment Adviser"

35. Comment:
Please explain in your responses MFS' basis for including the value of auction rate preferred shares and variable rate municipal term preferred shares in the average daily net assets of the fund for purposes of determining the investment advisory fee of the fund, as disclosed in Note 3 to the fund's financial statements for the above-referenced period end, in light of the investment advisory agreement between the fund and MFS, dated January 1, 2002, as filed on EDGAR, which does not specifically provide for including preferred shares in the net assets of the fund for such purpose.

Response:
While the investment advisory agreement between the fund and MFS does not explicitly provide for including preferred shares in net assets for purposes of calculating the investment advisory fee of the fund, we believe that including preferred shares is consistent with the plain meaning of the contract term, as preferred shares are typically considered equity securities.  In addition, the inclusion of preferred shares is consistent with disclosures made to the shareholders of the fund in the proxy statement for the September 14, 2000, shareholder meeting at which the shareholders of MFM approved the creation of the fund's auction rate preferred shares. The proxy statement included the following discussion:

Securities and Exchange Commission
January 21, 2014

Shareholders should be aware that the net proceeds to the Trust of any issuance of preferred shares will increase the net assets of the Trust, and therefore will increase the dollar amount of the investment advisory and administrative services fees payable by the Trust and its holders of common shares to the Adviser, because these fees are calculated as a percentage of the average daily net assets and gross income of the Trust.  However, the advisory fees as a percentage of the Trust's average daily net assets would not change as a result of the issuance of preferred shares.

Since MFM issued preferred shares, MFS has included assets attributable to preferred shares of the fund as part of the fund's net assets for purposes of calculating the fund's investment advisory fee, as disclosed in Note 3 to the fund's financial statements.

Item 1- Annual Shareholder Reports for the period ended November 30, 2012 of MFS InterMarket Income Trust I ("CMK"):  "Notes to Financial Statement, Note (3) - Transactions with Affiliates, Investment Adviser"

36. Comment:
Please explain in your responses whether, when calculating the investment advisory fee of the Fund, MFS calculates net assets "without deducting any liability for money borrowed for investment in accordance with the fund's investment objective and policies", as provided for in the investment advisory agreement between the fund and MFS dated June 29, 2007, as filed on EDGAR, in light of Note 3 to the fund's financial statements for the above-referenced period end being silent on whether such borrowings are included in the calculation.

Response:
MFS does deduct from net assets any liability for money borrowed for investment for purposes of calculating the fund's investment advisory fee.  While the investment advisory agreement explicitly allows MFS to calculate the fee "without deducting any liability for money borrowed for investment in accordance with the fund's investment objective and policies," MFS and the Board of Trustees agreed that MFS would deduct any liability for money borrowed for investment from net assets for purposes of calculating the investment advisory fees of the fund.  Because shareholders benefit from the arrangement through a lower advisory fee and because we believe that it may be unhelpful and confusing to shareholders, we exclude from note (3) a discussion of the provisions of the investment advisory agreement and MFS' arrangements with the Board.

Securities and Exchange Commission
January 21, 2014

Item 1- Annual Shareholder Reports for the period ended October 31, 2012 of MFS Intermediate Income Trust ("MIN") and MFS Special Value Trust ("MFV"):  "Notes to Financial Statement, Note (3) - Transactions with Affiliates, Investment Adviser"

37. Comment:
Note 3 to the financial statements of each fund states with respect to MFS' agreement to waive a portion of the fund's management fee, as disclosed in Note 3 that, "This written agreement will continue until modified by the fund’s Board of Trustees, but such an agreement will continue at least until [a date certain]."

Please explain in your responses whether the written agreement is filed on EDGAR.

Response:
We have reviewed the requirements of Item 25(2)(k) of Item N-2 and Item 77 of Form N-SAR and do not believe such expense limitation arrangements are material contracts that would be filed as an exhibit to either Form.  We do not believe that they are material contracts since shareholder approval is not required for their modification.

Item 1- Shareholder Reports of Funds:  "Trustees and Officers – Identification and Background"

38. Comment:
Please explain in your responses why the information in the "Trustees and Officers – Identification and Background" section of the funds' shareholder reports (the "Trustee and Officer Chart") is as of a date other than the date of the financial statements.

Response:
We have reviewed the requirements of Item 27 and Item 17(a)(1) of Form N-1A and of Item 24 and paragraph 1 of Item 18 of Form N-2 and believe that using a recent practicable date as of which to list the Trustees and Officers of a Registrant is consistent with the requirements.

Item 1- Shareholder Reports of Funds:  "Financial Highlights" as compared to Financial Highlights in the Fund's Prospectus

39. Comment:
For the below-listed funds, please explain in your responses why the total operating expenses ratio for a share class that is disclosed in a fund's prospectus under Annual Fund Operating Expenses is not always identical to the total operating expenses ratio for the same share class set forth in the fund's most recent audited financial highlights.

Fund
MFS New Discovery Value
MFS Government Securities Fund
MFS Global Bond Fund
MFS Absolute Return Fund
MFS Emerging Markets Debt Local Currency Fund
MFS Emerging Markets Debt Fund
MFS Equity Opportunities Fund
MFS Diversified Target Return Fund - Class I Shares

Securities and Exchange Commission
January 21, 2014

Additionally, if share classes have been estimated, a footnote to the fee table in a fund's prospectus should state that expenses have been estimated.

Response:
Because assets in a particular share class change from day-to-day due to shareholder activity and market movements, variations can occur when attributing to each share class dollar-based expenses and fees that are not specific to a particular share class (e.g., custody and legal fees).  We annualize expenses in the Annual Fund Operating Expenses table to eliminate these variations that are the result of the past year's shareholder activity and market movement because they are not an indication of shareholder activity and market movements in the next year.  For this reason, the total operating expenses ratios in the table will not necessarily be identical to the total operating expenses ratios in the financial highlights.  We believe this approach is consistent with the requirements of Form N-1A.  Instruction 3(c) (i) to Item 3 of Form N-1A requires that the amount disclosed for "Other Expenses" is the amount shown as expenses in the fund's Statement of Operations.  The amount shown in a fund's Statement of Operations is a fund level expense number.  When allocating these expenses across a fund's classes to arrive at an expense ratio (as necessary in order to show class level expenses in the prospectus fee table) results in an expense ratio that is different than the class expense ratio shown in the financial highlights, we note that the historical class expense ratio (as reported in the financial highlights table) has been adjusted pursuant to Instruction 3(d)(ii)(B).

With respect to disclosing in a footnote to the Expense Summary Table of a fund whether certain share classes have been estimated, we are aware that Instruction 3(d)(ii)(B) of Item 3 of Form N-1A states to disclose in a footnote that the expense information in the table has been adjusted to reflect current fee arrangements.  We believe that including the required information in the narrative introduction to the fee table rather than in a footnote presents the required information in a more prominent, easier-to-understand format.  We believe this presentation is consistent with the Form N-1A requirement to organize information to make it easy for investors to understand, the "plain English" principles of Rule 421, and the SEC's effort to reduce footnotes to the fee table. Therefore, we respectfully decline to relocate this disclosure.

If you have any questions concerning the foregoing, please call the undersigned at 617-954-4340 with any questions.

                                     Sincerely,

                                    SUSAN A. PEREIRA
                                     Susan A. Pereira
                                     Assistant Secretary